HODGSON RUSS LLP
One M&T Plaza, Suite 2000
Buffalo, New York 14203
Tel: (716) 856-4000
Fax: (716) 849-0349
November 30, 2006
Securities and Exchange Commission
Division of Corporation Finance
100F Street, NE
Washington, D.C. 20549

Re:	Merchants Group, Inc. Preliminary Proxy Solicitation Materials Filed on November 30, 2006 Commission file No. 1-9640 CIK No. 0000803027
Ladies/Gentlemen:
     Pursuant to Rule 14a-6(a) and Regulation S-T, we are forwarding electronically on behalf of our client, Merchants Group, Inc., the preliminary copy of the proxy statement and form of proxy to be used by Merchants Group, Inc. in connection with a special meeting of its shareholders.
     The preliminary copy of the proxy materials will not be circulated to shareholders. The definitive proxy materials will be circulated to shareholders as soon as possible after the completion of the time period provided for in Rule 14a-6(a) and the satisfaction of any comments or guidance that the Staff may provide with respect to the preliminary materials.
     Please direct any comments you may have regarding this filing to the undersigned at (716) 848-1281 (e-mail: whinkle@hodgsonruss.com).
Very truly yours,
HODGSON RUSS LLP
By: /s/ Ward B. Hinkle
cc: Thomas E. Kahn